VIA EDGAR

September 18, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549

Re:	EVO Payments, Inc. (the “Company”) Registration Statement on Form S-1 (File No. 333-227393)

Ladies and Gentlemen:

        As the underwriter of the Company’s proposed public offering of Class A common stock, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that the above-referenced Registration Statement will be declared effective at 4:00 p.m., Eastern Time, on Thursday, September 20, 2018, or as soon thereafter as is practicable.

        Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated September 18, 2018, through the date hereof:

        Preliminary Prospectus dated September 18, 2018:

        0 copies to prospective underwriters, institutional investors, dealers and others

        The undersigned advises that it has complied and will continue to comply, and that it has been informed by the participating dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

J.P. Morgan Securities LLC

By:	/s/ Jason Fournier
Name: Jason Fournier
Title: Managing Director

[Signature Page to Acceleration Request]